                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                Kitty Hawk, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   498326 10 7
                    ----------------------------------------
                                 (CUSIP Number)

                    Gregory R. Samuel, Haynes and Boone, LLP
                    3100 NationsBank Plaza, Dallas, TX 75202
                                 (214) 651-5645
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 4, 1999
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other persons to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                         -----------------
CUSIP No. 498326 10 7                                         Page 2 of 5 Pages
---------------------                                         -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         M. TOM CHRISTOPHER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

        N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
            NUMBER OF           7     SOLE VOTING POWER
             SHARES                   9,897,586
          BENEFICIALLY       ---------------------------------------------------
            OWNED BY            8     SHARED VOTING POWER
              EACH                    0
           REPORTING         ---------------------------------------------------
             PERSON             9     SOLE DISPOSITIVE POWER
              WITH                    5,948,436
                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,897,586

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
        N/A

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Kitty Hawk, Inc. (the "Company"). The address of the principal executive offices of the Company is 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261.

Item 2.  Identity and Background

(a)  M. Tom Christopher.

(b)  1515 West 20th Street, Dallas/Fort Worth International Airport, Texas
     75261.

(c) Mr. Christopher is the Chairman of the Board and Chief Executive Officer of the Company.

(d) Mr. Christopher has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Mr. Christopher has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Christopher is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The filing of this statement is necessitated by a change in the beneficial ownership of and voting power of Mr. Christopher arising solely by virtue of Conrad A. Kalitta's transfer of 150,000 shares of Common Stock in March 1999.

Item 4.  Purposes of the Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Christopher beneficially owns 9,897,586 shares of Common Stock, which represents approximately 58.2% of the outstanding shares of Common Stock. Of these 9,897,586 shares, Mr. Christopher (a) owns 5,948,436 shares of Common Stock directly and (b) has the power to vote 3,949,150 shares of Common Stock owned by Mr. Kalitta until June 30, 2000.

     (b) Mr. Christopher has sole voting power over 9,897,586 shares of Common Stock and does not share voting power over any shares of Common Stock. Mr. Christopher has sole dispositive power over 5,948,436 shares of Common Stock and does not share dispositive power over any shares of Common Stock.

     (c) In the past 60 days, Mr. Christopher has not engaged in any transactions in respect of shares of Common Stock.

     (d) With respect to the 5,948,436 shares of Common Stock that Mr. Christopher owns directly, Mr. Christopher does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. With respect to the 3,949,150 shares of Common Stock owned directly by Mr. Kalitta that Mr. Christopher has the power to vote through June 30, 2000, Mr. Kalitta has the right to receive any dividends on or the proceeds from the sale of any such shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements Understandings or Relations with Respect to Securities of the Issuer.

Mr. Christopher, Mr. Kalitta, the Company and others entered into the Agreement as of January 21, 1999. Pursuant to the Agreement, among other things, Mr. Kalitta irrevocably granted Mr. Christopher the right to vote all shares of Common Stock owned by Mr. Kalitta until June 30, 2000.




                                    * * * * *

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 15, 1999


                                               /s/ M. TOM CHRISTOPHER
                                             -----------------------------------
                                             M. Tom Christopher